SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Graybug Vision, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q103

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 18 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38942Q103	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 1,713,873 shares of common stock held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 1,713,873 shares of common stock held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,967 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,967 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,967 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.23%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,853,967 shares of common stock held by Deerfield Partners, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,967
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.23%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,281,713 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,281,713 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,713 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.29%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of an aggregate of 5,281,713 shares of common stock held by Deerfield Partners, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,281,713 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,281,713 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,713 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.29%
14	TYPE OF REPORTING PERSON* IN

(5) Comprised of an aggregate of 5,281,713 shares of common stock held by Deerfield Partners, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P.

CUSIP No. 38942Q103	10 of 18 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vi) Deerfield Healthcare Innovations Fund, L.P (“Deerfield Healthcare Innovations Fund”), (vii) Deerfield Management Company, L.P. (“Deerfield Management”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners, Deerfield Mgmt HIF, Deerfield Healthcare Innovations Fund and Deerfield Management, the “Reporting Persons”), with respect to the common stock of Graybug Vision, Inc. Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners are collectively referred to herein as the “Funds”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Graybug Vision, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 275 Shoreline Drive, Suite 450, Redwood City, CA 94065.

Item 2.	Identity and Background.

(a)	This Statement is filed by the Reporting Persons as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	The address of the principal business and/or principal office of each Reporting Person is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)	Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt HIF and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III; Deerfield Mgmt is the general partner of Deerfield Partners; Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund; and Deerfield Management is the investment manager of each Fund. Each Fund purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)	During the last five years, none of the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	On August 21, 2017, Deerfield Management voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “Order”). The Order resolved the SEC’s allegations that Deerfield Management, from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management’s business. The Order alleged that, as part of Deerfield Management’s research in the healthcare sector, Deerfield Management engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management then made those trades. The Order required Deerfield Management to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management and provided that Deerfield Management would pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

CUSIP No. 38942Q103	11 of 18 Pages

Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt HIF, Deerfield Partners, Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Management is organized under the laws of the State of Delaware. Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Company’s initial public offering (the “IPO”), Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations”), an investment fund managed by Deerfield Management and Deerfield Partners’ predecessor-in-interest with respect to the securities reported herein as beneficially owned by it, participated in equity financings involving the Company, as well as privately-negotiated transactions involving the Company’s capital stock, as described below.

On September 18, 2020, the Company effected a 1-for-9.0058 reverse stock split of its common stock (the “Pre-IPO Reverse Split”). All references in this Schedule 13D to Common Stock have been adjusted to reflect the effects of the Pre-IPO Reverse Split.

From April 2016 to May 2018, Deerfield Private Design Fund III and Deerfield Healthcare Innovations Fund acquired, in a series of transactions, an aggregate of 12,809,910 and 12,809,912 shares, respectively, of the Company’s Series B convertible preferred Stock (“Series B Preferred Stock”) from the Company for an aggregate purchase price of approximately $12,694,620.82 and $12,694,622.80, respectively.

In July 2019, Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Special Situations each acquired 2,624,901 shares of the Company’s Series C convertible preferred Stock (“Series C Preferred Stock”) from the Company, in each case, for an aggregate purchase price of approximately $3,856,767.04.

CUSIP No. 38942Q103	12 of 18 Pages

Effective as of January 1, 2020, Deerfield Special Situations contributed all Company securities held by it to Deerfield Partners in connection with the consolidation of Deerfield Special Situations and Deerfield Partners (the “Fund Consolidation Transaction”). Deerfield Partners issued limited partnership interests to certain Deerfield Special Situations investors in exchange for such shares.

On September 29, 2020, in connection with the closing of the IPO, each outstanding share of Series B Preferred Stock and each outstanding share of Series C Preferred Stock automatically converted into 0.11103955 shares of Common Stock (after giving effect to the Pre-IPO Reverse Split). The number of shares of Common Stock acquired by the Reporting Persons upon such conversion was:

Deerfield Partners	291,467
Deerfield Healthcare Innovations Fund	1,713,873
Deerfield Private Design Fund III	1,713,873

In connection with the IPO, Deerfield Partners acquired 1,562,500 shares of Common Stock for $16.00 per share. The aggregate purchase price paid by Deerfield Partners for such shares was $25,000,000.

Except as otherwise indicated herein, Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners utilized their respective working capital to purchase the shares of Common Stock reported herein. Shares of Common Stock beneficially owned by the Reporting Persons are or may be held from time to time by the applicable Fund in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debt balances in the margin accounts.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons have acquired the shares reported herein for investment purposes.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 38942Q103	13 of 18 Pages

Item 5. Interest in Securities of the Issuer.

(a)

	(1)	Deerfield Mgmt III

		Number of shares:	1,713,873 (comprised of shares held by Deerfield Private Design Fund III)
		Percentage of shares:	8.53%

	(2)	Deerfield Private Design Fund III

		Number of shares:	1,713,873
		Percentage of shares:	8.53%

	(3)	Deerfield Mgmt

		Number of shares:	1,853,967 (comprised of shares held by Deerfield Partners)
		Percentage of shares:	9.23%

	(4)	Deerfield Partners
		Number of shares:	1,853,967
		Percentage of shares:	9.23%

	(5)	Deerfield Mgmt HIF

		Number of shares:	1,713,873 (comprised of shares held by Deerfield Healthcare Innovations Fund)
		Percentage of shares:	8.53%

	(6)	Deerfield Healthcare Innovations Fund

		Number of shares:	1,713,873
		Percentage of shares:	8.53%

	(7)	Deerfield Management
		Number of shares:	5,281,713 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners)
		Percentage of shares:	26.29%

	(8)	Flynn

		Number of shares:	5,281,713 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners)
		Percentage of shares:	26.29%

CUSIP No. 38942Q103	14 of 18 Pages

(b)

	(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(3)	Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(4)	Deerfield Healthcare Innovations Fund
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(5)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,853,967
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,853,967

	(6)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,853,967
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,853,967

	(7)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,281,713
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,281,713

	(8)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,281,713
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,281,713

CUSIP No. 38942Q103	15 of 18 Pages

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt HIF and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III; Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Funds.

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Investors’ Rights Agreement

Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners are each a party to that certain Amended and Restated Investors’ Rights Agreement, dated as of July 31, 2019, by and among the Company and the investors party thereto (as amended from time to time, the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides the investors party thereto, including Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners, with certain registration rights. In particular, beginning 180 days after the completion of the IPO, the holders of at least a majority of the then-outstanding registrable securities may make a written request to the Company for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of registrable securities representing at least twenty five percent (25%) of the then outstanding registrable securities (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $20.0 million). The Company is only required to file two registration statements that are declared effective upon exercise of these demand registration rights. The Company may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 90 days, if after receiving a request for registration, it furnishes to the holders requesting such registration a certificate signed by the Chief Executive Officer stating that, in the good faith judgment of the board of directors, it would be materially detrimental to the Company and its stockholders for such registration statement to be effected at such time.

Pursuant to the Investors’ Rights Agreement, the holders of at least fifteen percent (15%) of the then-outstanding registrable securities can request that the Company register their shares on Form S-3 if it is eligible to file a registration statement on Form S-3 and if the anticipated aggregate price to the public of the shares offered is at least $5.0 million. The Company is only required to file two registration statements that are declared effective upon exercise of these demand registration rights. The Company may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 90 days, if after receiving a request for registration, it furnishes to the holders requesting such registration a certificate signed by the Chief Executive Officer stating that, in the good faith judgment of the board of directors, it would be materially detrimental to the Company and its stockholders for such registration statement to be effected at such time.

CUSIP No. 38942Q103	16 of 18 Pages

The Investors’ Rights Agreement also provides for certain “piggyback” registration rights and that the Company will pay all expenses relating to any registrations effected pursuant to the Investors’ Rights Agreement, subject to specified exceptions.

The registration rights set forth in the Investors’ Rights Agreement will expire, with respect to any particular holder of these rights, on the earlier of: (i) a deemed liquidation event, as defined in the Company’s restated certificate of incorporation, (ii) such time after the IPO as the registrable securities held by such holder may be sold within any ninety day period without restriction pursuant to Rule 144 promulgated under the Securities Act and (iii) the third anniversary of the IPO.

The foregoing summary of the Investors’ Rights Agreement is not complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed or incorporated by reference as Exhibit 1 to this Schedule 13D.

Lock-up

In connection with the IPO, Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners entered into lock-up agreements with the underwriters in the IPO (the “IPO Lock-up Agreements”). Pursuant to the Lock-Up Agreements, each Fund agreed with such underwriters, subject to certain exceptions, not to offer for sale, sell, contract to sell, grant any option for the sale of, transfer or otherwise dispose of any shares of the Company’s Common Stock, options or warrants to acquire shares of the Company’s Common Stock or any security or instrument related to the Common Stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of the Common Stock, for a period of 180 days following the date of the Company’s IPO prospectus without the prior written consent of the representatives of the underwriters. Agreements also prohibit the Funds from exercising any registration rights during such 180-day period. The transfer restrictions contained in the IPO Lock-Up Agreements do not apply in respect of the transfer of shares acquired in the IPO.

The foregoing summary of the IPO Lock-up Agreements is not complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed or incorporated by reference as Exhibit 2 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Amended and Restated Investors’ Rights Agreement, dated as of July 31, 2019, by and among Graybug Vision, Inc. and the investors named therein (incorporated by reference to Exhibit 4.2 to the Company’s Form S-1 filed with the Securities and Exchange Commission on September 21, 2020)

Exhibit 2	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Form S-1/A filed with the Securities and Exchange Commission on September 4, 2020)

Exhibit 99.1	Joint Filing Agreement dated as of October 9, 2020 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.

CUSIP No. 38942Q103	17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2020

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By: J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By: Deerfield Mgmt HIF, L.P., General Partner
By: J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

CUSIP No. 38942Q103	18 of 18 Pages

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

CUSIP No. 38942Q103

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC. The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt III, L.P.

The general partner of Deerfield Mgmt III is J.E. Flynn Capital III, LLC. The address of the principal business and/or principal office of Deerfield Mgmt III and J.E. Flynn Capital III, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund III, L.P.

The general partner of Deerfield Private Design Fund III is Deerfield Mgmt III. The address of the principal business and/or principal office of Deerfield Mgmt III and Deerfield Private Design Fund III is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt HIF, L.P.

The general partner of Deerfield Mgmt HIF is J.E. Flynn Capital HIF, LLC. The address of the principal business and/or principal office of Deerfield Mgmt HIF and J.E. Flynn Capital HIF, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Healthcare Innovations Fund, L.P.

The general partner of Deerfield Healthcare Innovations Fund is Deerfield Mgmt HIF. The address of the principal business and/or principal office of Deerfield Mgmt HIF and Deerfield Healthcare Innovations Fund is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

CUSIP No. 38942Q103

Exhibit Index

Exhibit
Number	Description

Exhibit 1	Amended and Restated Investors’ Rights Agreement, dated as of July 31, 2019, by and among Graybug Vision, Inc. and the investors named therein (incorporated by reference to Exhibit 4.2 to the Company’s Form S-1 filed with the Securities and Exchange Commission on September 4, 2020)

Exhibit 2	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Form S-1 filed with the Securities and Exchange Commission on September 4, 2020)

Exhibit 99.1	Joint Filing Agreement dated as of October 9, 2020 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.